UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, May 6, 2026 – CCU announced today its consolidated financial and operating results1,2 for the first quarter of 2026 (1Q26), which ended March 31, 2026.

•	Consolidated Volumes increased 1.8%. Volume performance per Operating segment was as follows:
o	Chile 3.9%
o	International Business (1.7)%
o	Wine (5.9)%

•      Net sales were up 0.2%

•      Gross profit expanded 1.4%

•	EBITDA reached CLP 131,644 million a 0.1% increase. The performance per Operating segment was as follows:
o	Chile 13.7%
o	International Business (18.6)%
o	Wine (50.1)%
•	Net income reached a gain of CLP 53,856 million, a 6.8% decrease.
•	Earnings per share reached CLP 145.8 per share.

Key figures	1Q26	1Q25	Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	10,296	10,114	1.8
Net sales	819,515	817,671	0.2
Gross profit	387,522	382,181	1.4
EBIT	91,783	91,883	(0.1)
EBITDA	131,644	131,554	0.1
EBITDA margin %	16.1	16.1	(3) bps
Net income	53,856	57,778	(6.8)
Earnings per share (CLP)	145.8	156.4	(6.8)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 1Q26 compared to 1Q25, unless otherwise stated.

1Q26 PRESS RELEASE

COMMENTS FROM THE CEO

CCU started 2026 with a strong set of results in Chile, its main Operating segment, while it continued to face a soft consumption environment in Argentina, and a particularly weak business context in the wine business. In terms of financial results, consolidated EBITDA was flat versus last year, growing 0.1%, as the robust 13.7% EBITDA growth in the Chile Operating segment was offset by contractions of 18.6% and 50.1% in the International Business and Wine Operating segments, respectively.

In the quarter, Consolidated Net sales were flat, growing 0.2%, explained by 1.8% higher volumes, almost fully offset by 1.5% lower average prices in CLP. Consolidated volumes were driven by a 3.9% expansion in the Chile Operating segment, more than offsetting the decreases of 1.7% and 5.9% in the International Business and Wine Operating segments, respectively. Lower average prices in CLP were mostly due to a negative currency translation effect in Argentina, coming from the 28.7% depreciation of the ARS against the USD, being partially compensated by revenue management initiatives. Gross profit grew by 1.4%, and Gross margin improved 55 bps, mainly due to lower direct costs and efficiencies. MSD&A expenses were practically flat in CLP, offsetting with efficiencies, overall expenses pressures and restructuring costs in Argentina. As a percentage of Net sales MSD&A grew 23 bps. In all, EBITDA reached CLP 131,644 million and EBITDA margin was stable at 16.1%. Net income reached CLP 53,856 million, down 6.8% from last year.

In terms of our segments, in the Chile Operating segment top line expanded 3.9%, explained by higher volumes as average prices were flat. Higher volumes were driven by high-single digits growth of non-alcoholic categories, and overall market share gains in alcoholic and non-alcoholic categories. Alcohol categories, which encompass beer and spirits, decreased low-single digits, although, flavored low-alcohol ready to drink products volumes grew low-double digits. Flat average prices were a consequence of a mix effect in the portfolio, mainly due to the abovementioned growth in non-alcoholic, particularly in water. Gross profit increased 10.2% and Gross margin rose 278 bps compared to last year, mainly driven by lower costs, coming from the 8.1% appreciation of the CLP against the USD, impacting favorably our USD-denominated costs, and efficiency gains in procurement and manufacturing costs, partially offset by higher aluminum prices. MSD&A expenses as a percentage of Net sales grew 31 bps. Altogether, EBITDA reached CLP 107,357 million, a 13.7% increase, and EBITDA margin was up by 173 bps, reaching 20.0%.

In the International Business Operating segment, Net sales recorded a 6.7% decrease, driven by 5.1% lower average prices in CLP, and a 1.7% contraction in volumes. Lower average prices in CLP were a consequence of a negative currency translation effect in Argentina and negative mix effects, partially offset by price actions in line with inflation on a year-to-date basis, although still lagging annual inflation in this country. Volumes in this segment were below last year explained by Argentina, due to a mid-single digits contraction in beer, in a market share stable scenario, partially offset by a low-single digits increase in the non-alcoholic category. As a result of the challenging scenario in Argentina, Gross profit contracted 10.7% in CLP, and Gross margin decreased by 218 bps due to cost pressures. MSD&A expenses, as a percentage of Net sales, decreased 54 bps, due to efficiencies. In all, EBITDA reached CLP 28,489 million, a 18.6% contraction. Excluding restructuring costs in Argentina, EBITDA would have amounted to CLP 31,346 million, representing a 10.4% contraction.

The Wine Operating segment posted a top line drop of 7.2%, mostly driven by 5.9% lower volumes and 1.4% lower average prices. Weaker volumes were explained by a contraction in both exports and our domestic markets, in line with the industries. The lower average prices were mostly as a result of the appreciation of the CLP against the USD and its unfavorable impact on export revenues together with mix effects, partially offset by revenue management initiatives in domestic markets. Gross profit was down 21.8%, and Gross margin deteriorated by 589 bps mostly due to higher cost of wine. MSD&A expenses as a percentage of Net sales were flat. Altogether, EBITDA reached CLP 3,288 million, a 50.1% decrease, and EBITDA margin was down 508 bps.

Regarding our main JVs and associated businesses, in Colombia, we posted mid-teens volume growth during the quarter, continuing on a positive path of building business scale. We are focused on building brand equity to enhance profitable growth in the future.

In summary, during 1Q26 CCU delivered a robust performance in Chile, its main Operating segment, and faced challenging business environment in Argentina and the wine business. Looking forward, we will continue working under the execution of CCU's 2025-2027 Strategic Plan, and its three pillars Profitability, Growth and Sustainability, which will be crucial to face the singular moment that the global economy is going through given current geopolitical conflicts which have materially increased costs globally, generating inflationary pressures. Our Company is not exempt from this, forcing us to act with caution and deploy our resiliency and adaptation capacity to navigate this uncertain and volatile scenario. Regarding this, CCU already took at the end of the quarter, proactive actions of revenue management initiatives, and we will continue reinforcing efficiency efforts, and managing CAPEX priorities. All of these initiatives aim to offset the negative impact of the current scenario.

1Q26 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)
•	Net sales were practically flat, growing 0.2%, mostly as a result of a 1.8% increase in volumes, almost fully offset by 1.5% lower average prices in CLP. Higher volumes were fully explained by the 3.9% expansion in the Chile Operating segment, driven by high-single digits growth of non-alcoholic categories, and overall market share gains in alcoholic and non-alcoholic categories. Alcohol categories, which encompass beer and spirits, decreased low-single digits, although, flavored low-alcohol ready to drink products volumes grew low-double digits. This performance was partially offset by: (i) a 1.7% volume contraction in the International Business Operating segment, caused by Argentina, which posted a mid-single digits contraction in beer, in a stable market share scenario, partially offset by a low-single digits increase in the non-alcoholic category; and (ii) a 5.9% reduction in the Wine Operating segment, due to a drop in both exports and our domestic markets, in line with the industries. Regarding average prices in CLP, the 1.5% contraction was explained by: (i) a 5.1% drop in the International Business operating segment, as a consequence of a negative currency translation effect in Argentina and negative mix effects, partially offset by price actions in line with inflation on a year-to-date basis, although still lagging annual inflation in this country; and (ii) a 1.4% contraction in the Wine Operating segment, mostly driven by the appreciation of the CLP against the USD and its unfavorable impact on export revenues together with mix effects, partially offset by revenue management initiatives in domestic markets. On the other side, we posted flat average prices in the Chile Operating segment, explained by a mix effect in the portfolio, mainly due to the growth of our non-alcoholic portfolio, especially water.
•	Cost of sales decreased 0.8%, due to 2.6% lower Cost of sales per hectoliter. Lower Cost of sales per hectoliter was as follows: (i) a 5.1% decrease in the Chile Operating segment, coming from the 8.1% appreciation of the CLP against the USD, impacting favorably our USD-denominated costs, and efficiency gains in procurement and manufacturing costs, partially offset by higher aluminum prices; (ii) a 0.9% decrease in the International Business Operating segment, mostly from a favorable currency translation effect, as in local currency Cost of sales per hectoliter grew from inflationary pressures in Argentina; and (iii) a 7.8% increase in the Wine Operating segment, mostly from a higher cost of wine.
•	Gross profit reached CLP 387,522 million, a 1.4% increase, and Gross margin was higher by 55 bps.
•	MSD&A expenses were up by 0.9% in CLP, and as a percentage of Net sales, MSD&A expenses were up 23 bps. The MSD&A expenses by Operating segment was as follows: (i) a 4.9% expansion in the Chile Operating segment, as a result of higher distribution expenses, due to the higher volume, and as a percentage of Net sales were up 31 bps; (ii) a 7.8% decrease in the International Business Operating segment, down by 54 bps as a percentage of Net sales, mostly from a favorable currency translation effect, as in local currency MSD&A expanded coming from inflationary pressures and restructuring costs in Argentina; and (iii) a 7.3% decrease in the Wine Operating segment, due to the lower business scale, being flat measured as percentage of Net sales.
•	EBIT reached CLP 91,783 million, flat versus last year, explained by the reasons described above.
•	EBITDA reached CLP 131,644 million, growing 0.1%, as the robust 13.7% EBITDA growth posted by the Chile Operating segment, was fully offset by contractions of 18.6% and 50.1% in the International Business and Wine Operating segments, respectively. EBITDA margin reached 16.1%.
•	Non-operating result totalized a loss of CLP 14,516 million in 1Q26 versus a negative result of CLP 26,681 million last year. The lower loss was explained by: (i) a larger gain in Other gains/(losses) by CLP 13,376 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, which is partially offset in Foreign currency exchange differences; and (ii) a higher gain by CLP 3,151 million in Results as per adjustment units. These effects were partially compensated by: (i) a higher loss by CLP 2,054 million in Net financial expenses, due to lower interest rates and Cash and cash equivalents, which decreased our Financial income, partially offset by a lower debt; (ii) a higher loss in Foreign currency exchange differences by CLP 1,466 million; and (iii) a higher loss in Equity and income of JVs and associated by
CLP 842 million, generated by a lower financial result in Colombia.
•	Income taxes reached CLP 18,220 million versus CLP 3,714 million last year. The higher taxes were mainly explained by a higher taxable income and a lower tax in Argentina in 1Q25 from the application of inflation for tax purposes.
•	Net income reached a gain of CLP 53,856 million versus a gain of CLP 57,778 million last year, contracting 6.8% as a result of the effects mentioned above.

1Q26 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – FIRST QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment top line expanded 3.9%, explained by higher volumes as average prices were flat. Higher volumes were driven by high-single digits growth of non-alcoholic categories, and overall market share gains in alcoholic and non-alcoholic categories. Alcohol categories, which encompass beer and spirits, decreased low-single digits, although, flavored low-alcohol ready to drink products volumes grew low-double digits. Flat average prices were explained by a mix effect in the portfolio, mainly due to the abovementioned growth in non-alcoholic, particularly in water. Gross profit increased 10.2% and Gross margin rose 278 bps compared to last year, mainly driven by lower costs, coming from the 8.1% appreciation of the CLP against the USD, impacting favorably our USD-denominated costs, and efficiency gains in procurement and manufacturing costs, partially offset by higher aluminum prices. MSD&A expenses as a percentage of Net sales grew 31 bps. Altogether, EBITDA reached CLP 107,357 million, a 13.7% increase, and EBITDA margin was up by 173 bps, reaching 20.0%.

During the quarter, CCU continued making progress in its Sustainability pillar under the “Juntos por un Mejor Vivir” strategy, which encompasses eight environmental and social agendas. Aligned with these commitments, during the period new progress was announced on a public-private reforestation partnerships in the Metropolitan Region, where CCU has committed its participation to reforest 200 hectares in Renca, in a project that will be named “Parque Metropolitano Cerros de Renca”. Furthermore, in terms of innovation, CCU launched the ninth edition of “INNPACTA”, an open innovation call aimed at startups, which seeks to identify technological solutions to be integrated into “Mi Carro”, the company's B2B app, with the aim of enhancing the service experience for its traditional channel clients.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, Net sales recorded a 6.7% decrease, driven by 5.1% lower average prices in CLP, and a 1.7% contraction in volumes. Lower average prices in CLP were a consequence of a negative currency translation effect in Argentina and negative mix effects, partially offset by price actions in line with inflation on a year-to-date basis, although still lagging annual inflation in this country. Volumes in this segment were below last year explained by Argentina, due to a mid-single digits contraction in beer, in a market share stable scenario, partially offset by a low-single digits increase in the non-alcoholic category. As a result of the challenging scenario in Argentina, Gross profit contracted 10.7% in CLP, and Gross margin decreased by 218 bps due to cost pressures. MSD&A expenses, as a percentage of Net sales, decreased 54 bps, due to efficiencies. In all, EBITDA reached CLP 28,489 million, a 18.6% contraction. Excluding restructuring costs in Argentina, EBITDA would have amounted to CLP 31,346 million, representing a 10.4% contraction.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line drop of 7.2%, mostly driven by 5.9% lower volumes and 1.4% lower average prices. Weaker volumes were explained by a contraction in both exports and our domestic markets, in line with the industries. The lower average prices were mostly explained by the appreciation of the CLP against the USD and its unfavorable impact on export revenues together with mix effects, partially offset by revenue management initiatives in domestic markets. Gross profit was down 21.8%, and Gross margin deteriorated by 589 bps mostly due to higher cost of wine. MSD&A expenses as a percentage of Net sales were flat. Altogether, EBITDA reached CLP 3,288 million, a 50.1% decrease, and EBITDA margin was down 508 bps.

1Q26 PRESS RELEASE

FIRST QUARTER’S 2026 CONFERENCE CALL INFORMATION

CCU is hosting a conference call with investors and analysts to discuss first quarter 2026 operating results on May 7th, 2026, at 12:00 pm SCL (12:00 pm NY time) where senior management will discuss CCU’s financial results, and this will be followed by a question and answer session. To connect use the following link: https://mm.closir.com/slides?id=303056. For cellphone access, please use the following Access Numbers with the Participant Password: 303056

Location / Number

USA Brazil Chile Mexico UK	+1 718 866 4614 +55 612 017 1549 +56 228 401 484 +52 55 1168 9973 +44 203 984 9844

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

1Q26 PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

1Q26 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2026)
First Quarter	2026	2025	Total Δ % / bps
	(CLP million)
Net sales	819,515	817,671	0.2
Cost of sales	(431,993)	(435,489)	(0.8)
% of Net sales	52.7	53.3	(55) bps
Direct costs	(341,157)	(337,578)	1.1
Manufacturing costs	(90,836)	(97,911)	(7.2)
Gross profit	387,522	382,181	1.4
% of Net sales	47.3	46.7	55 bps
MSD&A	(295,518)	(292,966)	0.9
% of Net sales	36.1	35.8	23 bps
Other operating income/(expenses)	(222)	2,668	(108.3)
EBIT	91,783	91,883	(0.1)
EBIT margin %	11.2	11.2	(4) bps
Net financial expenses	(13,311)	(11,257)	18.2
Equity and income of JVs and associated	(2,360)	(1,518)	55.5
Foreign currency exchange differences	(1,910)	(444)	(329.9)
Results as per adjustment units	(2,867)	(6,017)	(52.4)
Other gains/(losses)	5,932	(7,444)	(179.7)
Non-operating result	(14,516)	(26,681)	(45.6)
Income/(loss) before taxes	77,268	65,202	18.5
Income taxes	(18,220)	(3,714)	390.5
Net income for the period	59,048	61,488	(4.0)

Net income attributable to:
The equity holders of the parent	53,856	57,778	(6.8)
Non-controlling interest	(5,192)	(3,710)	39.9

EBITDA	131,644	131,554	0.1
EBITDA margin %	16.1	16.1	(3) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	145.8	156.4	(6.8)
Earnings per ADR (CLP)	291.5	312.7	(6.8)

Depreciation	39,860	39,671	0.5
Capital Expenditures	42,428	31,764	33.6

1Q26 PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2026)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %

Volumes	6,713	6,463	3.9	3,326	3,382	(1.7)	269	286	(5.9)	(12)	(18)	(30.7)	10,296	10,114	1.8
Net sales	535,915	515,795	3.9	238,980	256,030	(6.7)	55,717	60,022	(7.2)	(11,096)	(14,175)	(21.7)	819,515	817,671	0.2
Net sales (CLP/HL)	79,832	79,806	0.0	71,857	75,700	(5.1)	207,017	209,953	(1.4)				79,597	80,849	(1.5)
Cost of sales	(277,094)	(281,019)	(1.4)	(122,721)	(125,893)	(2.5)	(38,230)	(37,649)	1.5	6,052	9,073	(33.3)	(431,993)	(435,489)	(0.8)
% of Net sales	51.7	54.5	(278) bps	51.4	49.2	218 bps	68.6	62.7	589 bps				52.7	53.3	(55) bps
Direct costs	(228,440)	(228,788)	(0.2)	(88,612)	(89,616)	(1.1)	(29,332)	(28,226)	3.9	5,228	9,052	(42.2)	(341,157)	(337,578)	1.1
Manufacturing costs	(48,653)	(52,231)	(6.8)	(34,109)	(36,277)	(6.0)	(8,898)	(9,423)	(5.6)	824	21	>500	(90,836)	(97,911)	(7.2)
Gross profit	258,821	234,775	10.2	116,258	130,137	(10.7)	17,487	22,372	(21.8)	(5,044)	(5,103)	(1.1)	387,522	382,181	1.4
% of Net sales	48.3	45.5	278 bps	48.6	50.8	(218) bps	31.4	37.3	(589) bps				47.3	46.7	55 bps
MSD&A	(173,376)	(165,252)	4.9	(100,458)	(109,000)	(7.8)	(17,855)	(19,250)	(7.3)	(3,828)	536	<(500)	(295,518)	(292,966)	0.9
% of Net sales	32.4	32.0	31 bps	42.0	42.6	(54) bps	32.0	32.1	(3) bps				36.1	35.8	23 bps
Other operating income/(expenses)	(280)	703	(139.9)	(680)	648	(204.9)	590	299	97.2	149	1,017	(85.4)	(222)	2,668	(108.3)
EBIT	85,165	70,226	21.3	15,120	21,785	(30.6)	223	3,421	(93.5)	(8,724)	(3,549)	145.8	91,783	91,883	(0.1)
EBIT margin	15.9	13.6	228 bps	6.3	8.5	(218) bps	0.4	5.7	(530) bps				11.2	11.2	(4) bps
EBITDA	107,357	94,400	13.7	28,489	34,983	(18.6)	3,288	6,592	(50.1)	(7,490)	(4,421)	(69.4)	131,644	131,554	0.1
EBITDA margin	20.0	18.3	173 bps	11.9	13.7	(174) bps	5.9	11.0	(508) bps				16.1	16.1	(3) bps

1Q26 PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2026	2025
	(CLP million)
ASSETS
Cash and cash equivalents	611,569	519,176
Other current assets	898,665	991,921
Total current assets	1,510,235	1,511,097

PP&E (net)	1,512,814	1,460,213
Other non current assets	722,303	674,077
Total non current assets	2,235,117	2,134,290
Total assets	3,745,352	3,645,387

LIABILITIES
Short term financial debt	147,683	198,524
Other liabilities	594,246	597,126
Total current liabilities	741,929	795,650

Long term financial debt	1,099,507	1,083,016
Other liabilities	164,148	150,260
Total non current liabilities	1,263,654	1,233,276
Total Liabilities	2,005,583	2,028,926

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(27,627)	(112,902)
Retained earnings	1,049,067	1,022,139
Total equity attributable to equity holders of the parent	1,584,133	1,471,930
Non - controlling interest	155,635	144,531
Total equity	1,739,768	1,616,461
Total equity and liabilities	3,745,352	3,645,387

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,247,190	1,281,541

Net Financial Debt	635,620	762,365

Liquidity ratio	2.04	1.90
Total Financial Debt / Capitalization	0.42	0.44
Net Financial Debt / EBITDA	1.69	2.03

1Q26 PRESS RELEASE

Exhibit 4: Summary of the Statement of Cash Flow
	As of March 31 of
YTD March	2026	2025
	(CLP million)
Cash and cash equivalents at beginning of the year	519,176	707,123
Net cash inflows from operating activities	174,270	130,430
Net cash (outflow) from investing activities	(47,779)	(28,078)
Net cash (outflow) flow from financing activities	(41,548)	(10,159)
Net (decrease) increase in cash and cash equivalents	84,943	92,193
Effects of exchange rate changes on cash and cash equivalents	7,450	(27,880)
Increase (decrease) in cash and cash equivalents	92,393	64,312
Cash and cash equivalents at end of the period	611,569	771,435

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 6, 2026